UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No.   )1

Global Cash Access Holdings, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

378967103
(CUSIP Number)

May 6, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

_______________
1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 378967103

1	NAME OF REPORTING PERSON Mast Credit Opportunities I Master Fund Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,035,283
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 1,035,283
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,035,283
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.6%
12	TYPE OF REPORTING PERSON CO

CUSIP NO. 378967103

1	NAME OF REPORTING PERSON Mast OC I Master Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,415,140
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 1,415,140
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,415,140
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.1%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 378967103

1	NAME OF REPORTING PERSON Mast Select Opportunities I Master Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 854,577
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 854,577
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 854,577
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.3%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 378967103

1	NAME OF REPORTING PERSON Mast Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,305,000
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 3,305,000
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,305,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0%
12	TYPE OF REPORTING PERSON IA

CUSIP NO. 378967103

1	NAME OF REPORTING PERSON David J. Steinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,305,000
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 3,305,000
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,305,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 378967103

Item 1(a).	Name of Issuer:

Global Cash Access Holdings, Inc., a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

7250 S. Tenaya Way, Suite 100
Las Vegas, Nevada 89113

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

Mast Credit Opportunities I Master Fund Limited (“Credit Opportunities”)
c/o International Fund Services a State Street Company
P.O. Box 896
Gardenia Court
Suite 3307
45 Market Street
Camana Bay, Grand Cayman
Cayman Islands, KY1-1103
Citizenship: Cayman Islands

Mast OC I Master Fund L.P. (“OC I Master”)
c/o International Fund Services a State Street Company
P.O. Box 896
Gardenia Court
Suite 3307
45 Market Street
Camana Bay, Grand Cayman
Cayman Islands, KY1-1103
Citizenship: Cayman Islands

Mast Select Opportunities Master Fund LP (“Select Opportunities”)
c/o International Fund Services a State Street Company
P.O. Box 896
Gardenia Court
Suite 3307
45 Market Street
Camana Bay, Grand Cayman
Cayman Islands, KY1-1103
Citizenship: Cayman Islands

Mast Capital Management, LLC (“Capital”)
200 Clarendon Street
51st Floor
Boston, MA 02116
Citizenship: Delaware

CUSIP NO. 378967103

David J. Steinberg (“Steinberg”)
200 Clarendon Street
51st Floor
Boston, MA 02116
Citizenship: United States

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value per share (the “Common Stock”).

Item 2(e).	CUSIP Number:

378967103

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

CUSIP NO. 378967103

Item 4.	Ownership

(a)	Amount beneficially owned:

As of the close of business on May 6, 2014, (i) Credit Opportunities beneficially owned 1,035,283 shares of Common Stock, (ii) OC I Master beneficially owned 1,415,140 shares of Common Stock, and (iii) Select Opportunities beneficially owned 854,577 shares of Common Stock.

Capital, as the investment advisor of each of Credit Opportunities, OC I Master and Select Opportunities, and Steinberg, as the manager of Capital, may be deemed to beneficially own 3,305,000 shares of Common Stock beneficially owned in the aggregate by Credit Opportunities, OC I Master and Select Opportunities.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person.  Each of Capital and Steinberg disclaims beneficial ownership of the shares of Common Stock beneficially owned by Credit Opportunities, OC I Master and Select Opportunities, and the filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.

(b)	Percent of class:

The following percentages are based on 65,836,052 shares of Common Stock outstanding as of April 25, 2014, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2014.

As of the close of business on May 6, 2014, (i) Credit Opportunities beneficially owned approximately 1.6% of the outstanding shares of Common Stock, (ii) OC I Master beneficially owned approximately 2.1% of the outstanding shares of Common Stock, (iii) Select Opportunities beneficially owned approximately 1.3% of the outstanding shares of Common Stock and, (iv) each of Capital and Steinberg may be deemed to beneficially own approximately 5.0% of the outstanding shares of Common Stock.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

CUSIP NO. 378967103

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Capital and Steinberg have voting and dispositive power over the shares of Common Stock beneficially owned by Credit Opportunities, OC I Master and Select Opportunities.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 378967103

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 14, 2014

MAST CREDIT OPPORTUNITIES I MASTER FUND LIMITED	MAST OC I MASTER FUND L.P.

			By:	Mast OC I IA, LLC, its general partner

By:	/s/ David J. Steinberg		By:	/s/ David J. Steinberg
	Name:	David J. Steinberg		Name:	David J. Steinberg
	Title:	Authorized Signatory		Title:	Authorized Signatory

MAST SELECT OPPORTUNITIES MASTER FUND L.P.			MAST CAPITAL MANAGEMENT, LLC

By:	Mast Select Opportunities GP, LLC, its general partner

By:	/s/ David J. Steinberg		By:	/s/ David J. Steinberg
	Name:	David J. Steinberg		Name:	David J. Steinberg
	Title:	Authorized Signatory		Title:	Manager

/s/ David J. Steinberg
DAVID J. STEINBERG